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                                                                                                       Exhibit (12)




                            WISCONSIN ELECTRIC POWER COMPANY

             Statement of Computation of Ratios of Earnings to Fixed Charges

                                       (Unaudited)

                                 (Thousands of Dollars)

                                              Year Ended December 31                    12 Months
                                 ------------------------------------------------         Ended
                                 1990       1991       1992       1993       1994        9/30/95
                                 ----       ----       ----       ----       ----       ---------

Net Income                    $185,918   $181,569   $161,742   $177,925    $166,945      $217,765

Income Taxes                    95,893     94,645     83,898     92,566      93,485       125,183

Pretax Income                  281,811    276,214    245,640    270,491     260,430       342,948


FIXED CHARGES:
--------------
Interest on Long-Term Debt      77,140     74,758     80,251     83,296      81,766        82,551

Amortization of Debt
 Premium, Discount & Expense     2,666      2,857      4,592     12,814      13,859        11,930

Other Interest Expense             835      4,849      2,414      2,450       6,020        10,072


  Interest Factor of Rents
  ------------------------
    Nuclear Fuel                 3,992      3,174      2,098      1,697       1,896         2,441

    Other                          719        865        982      1,454         992           992

Total Fixed Charges             85,352     86,503     90,337    101,711     104,533       107,986

Earnings Before Income
 Taxes & Fixed Charges        $367,163   $362,717   $335,977   $372,202    $364,963      $450,934

Ratio of Earnings to
 Fixed Charges                    4.3x       4.2x       3.7x       3.7x        3.5x          4.2x































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